UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934 For the month of June 2015 Commission File Number 001-35505

BROOKFIELD PROPERTY PARTNERS L.P. (Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 18, 2015	Brookfield PROPERTY PARTNERS L.P.,
by its general partner, Brookfield Property Partners
Limited

		By:	/s/ “Jane Sheere”
		Name:	Jane Sheere
		Title:	Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Brookfield Property Partners L.P. press release dated June 18, 2015